Exhibit 3.1.1

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF ENERGY HOLDINGS INTERNATIONAL, INC.
(formerly known as Green Energy Holding Corp.)

Green Energy Holding Corp. (the “Company”), a corporation organized and existing under and by virtue of the Nevada Revised Statutes, certifies:

1.	The current name of the company is Green Energy Holding Corp. The date of filing of its Articles of Incorporation with the Secretary of State was November 21, 2006.

2.
According to the provisions of Chapter 78 of the Nevada Revised Statutes, on January 26, 2009, by unanimous written action in lieu of a specially meeting, all of the members of the Board of the Directors and a majority of the Company’s Stockholders adopted a resolution providing for an amendment of the Company’s Articles of Incorporation in the manner provided in this Amendment, including the change of the name of the Company and a division of each of the presently issued and outstanding shares of common stock.

3.	Article First of the Articles of Incorporation is amended to read in its entirety as follows:

The name of this Company shall be: ENERGY HOLDINGS INTERNATIONAL, INC.

4.	Article Fourth of the Articles of Incorporation of the Company is hereby amended in its entirety as follows:

SHARES OF STOCK

Section 4.01 Number and Class.  The amount of the total authorized capital stock of this Company is One Hundred Million (100,000,000) shares with a par value of $0.001 per share designated as Common Stock and Fifty Million (50,000,000) shares of Preferred Stock with a par value per share of $.001.  The Common Stock may be issued from time to time without action by the stockholders.  The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of common stock or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions (which may differ with respect to each series) as shall be stated in the resolution or resolutions adopted by them.

Section 4.02 No Preemptive Rights.  Holders of the any Common Stock or Preferred Stock of the Company shall not have any preference, preemptive right, or right of subscription to acquire any shares of the Company authorized, issued or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the Company, nor to any right of subscription thereto, other than the extent, if any, the Board of Directors in its discretion, may determine from time to time.

Section 4.03 Assessment of Shares.  The Common Stock or the Preferred Stock of the Company, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the Company, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

5.	A new Article Eleventh is adopted as follows:

This Article grants the authority to adopt, amend or repeal bylaws exclusively to the directors.

6.	A new Article Twelfth is adopted as follows:

The Company’s Directors may take such reasonable legal actions on behalf of the Company or its Stockholders, when confronted with a change or potential change in control of the Company, with or without Stockholder approval that is not otherwise prohibited by these Articles, the Company’s Bylaws, or by federal or state law.

7.	A new Article Thirteenth is adopted as follows:

The Company expressly elects not to be governed by Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision, regarding acquisition of controlling interest.

Further, the Company expressly elects to be governed by Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision, regarding combinations with interested stockholders.

The amendments to the Articles of Incorporation of the Company set forth in the preceding paragraphs have been duly adopted in accordance with the Nevada Revised Statutes.  On January 26, 2009, the Board of Directors of the Company having adopted resolutions setting forth such amendments, declaring their advisability, and directing that it be submitted to the Stockholders of the Company for their approval.  On January 26, 2009, the holders of outstanding stock necessary to authorize such action approved such amendments at a meeting of the Stockholders.

This amendment will be effective as of March 10, 2009.

/s/ John Adair,
John Adair, President and Chief Executive Officer

(Filed with the Nevada Secretary of State on March 18, 2009.)